UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

Commission File Number 000-22286

                       Taro Pharmaceutical Industries Ltd.
                 (Translation of registrant's name into English)

                   14 Hakitor Street, Haifa Bay 26110, Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  |X|    Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  |_|    No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Provides Estimates for 2005 Sales and Net Income and Will Restate 2003 and 2004 Results; Non-Cash Adjustments to 2003 and 2004 Will
Reflect New Information Used in Estimating Accounts Receivable
Reserves

    HAWTHORNE, N.Y.--(BUSINESS WIRE)--June 22, 2006--Taro Pharmaceutical Industries Ltd. (NASDAQ: TARO) today said that it expects to report 2005 sales in a range of approximately $295 million to $305 million, and net income in a range of approximately $14.0 million to $16.0 million. These estimates are subject to change pending completion of the audit of 2005 results. Although Taro does not ordinarily provide estimates or guidance on earnings, the Company is making an exception in light of the extended period for completion of its 2005 audit.
    The Company had previously reported that during its 2005 audit process, its independent outside auditors were conducting additional work related to how the Company estimated its accounts receivable reserves. During this time, the Company received additional information, previously unavailable to the Company, from certain principal customers which is now being used to revise its estimates of the Company's accounts receivable reserves for prior years. These adjustments will result in a restatement of financial results for 2003 and 2004.

    Restatement of 2003 and 2004 Results

    Based upon the additional information, Taro's 2003 opening balances for net accounts receivable will be reduced by approximately $45.0 - 48.0 million. Sales and pre-tax income for 2003 will each be reduced by approximately $37.0 - 40.0 million. Sales and pre-tax income for 2004 will each be reduced by approximately $8.0 - 11.0 million.
    As a result of these adjustments to accounts receivable reserves, the Company will also fully reserve for its deferred tax assets. Including this reserve for taxes, the 2003 opening balance for retained earnings will be reduced by approximately $56.0 - 60.0 million, the net income for 2003 will be reduced by approximately $28.0 - 30.0 million, and the net income for 2004 will be reduced by approximately $28.0 - 30.0 million.
    All of these estimates are subject to change pending completion of the 2005 audit.
    The Company is seeking to complete the restatement and finalize the audit of its 2005 financial statements as soon as possible. Given the steps which must be taken, the Company does not believe it will be in a position to file its Annual Report on Form 20-F for the year ended December 31, 2005 by June 30, 2006, but believes that it may be able to file within the 15-day automatic extension period. The Company intends to make an update announcement regarding the timing of its Form 20-F filing and to report its earnings for 2005 upon completion of the audit of its 2005 financial statements. The inability to provide 2005 audited financial statements to date is resulting in the Company not being in compliance with certain reporting obligations in certain of its debt instruments, which the Company is discussing with its lenders. While no assurances can be given, based in part on such discussions, on the circumstances giving rise to the delay and on the estimated financial impact of the anticipated adjustments, the Company believes it will be able to resolve any non-compliance issues with its lenders without any material adverse effects.

    Taro is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

    For more information on Taro, please visit www.taro.com.

    SAFE HARBOR STATEMENT

    Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts, and statements that include the word "will," "expects," "believes," "intends," "seeking," "estimates," or similar language; and statements concerning the Company's sales and profitability, estimates of 2005 results, estimates of restated results for 2003 and 2004, policies regarding guidance, estimates of accounts receivable reserves and retained earnings, expectations regarding filing Form 20-F, expectations regarding reporting 2005 results and completion of the 2005 audit, resolution of non-compliance issues with its lenders and the related filing of 2005 Form 20-F and reporting of 2005 results. Although the Company believes that such statements are based on reasonable assumptions and reliable sources, it has no assurance thereof. Factors that could cause actual results to differ include the ability of the Company to finalize its 2005 audit, the use of new information from certain principal customers in calculating reserve estimates, the need for further revisions to any of the estimates contained herein, unanticipated lender actions, general economic conditions, industry and market conditions, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

    CONTACT: Taro Pharmaceutical Industries Ltd.
             Daniel Saks, 914-345-9000 ext. 6208
             or
             Kevin Connelly, 914-345-9000 ext. 6338

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2006

                                           TARO PHARMACEUTICAL INDUSTRIES LTD.

                                           By:  /s/ Kevin Connelly
                                                ------------------
                                                Name:  Kevin Connelly
                                                Title: Senior Vice President and
                                                       Chief Financial Officer